Itaú Unibanco Holding S.A.
CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON DECEMBER 16, 2009

PLACE AND TIME:	Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal - Piso Itaúsa, in the city and state of São Paulo at 4:00 pm.

CHAIR:   Pedro Moreira Salles.

QUORUM:   The full complement of elected members.

RESOLUTIONS UNANIMOUSLY ADOPTED:

Pursuant to sub-item 13.2 of the corporate bylaws, the Directors decided, “ad referendum” of the General Stockholders Meeting:

a)
to declare interest on capital in the amount of R$0.1776  per share, to be paid up to April 30, 2010, for account of the mandatory dividend for the fiscal year 2009, less 15% income tax at source, resulting in net interest of R$0.15096  per share, with the exception of legal entity stockholders demonstrating immunity or exemption from such tax;

b)
the credit corresponding to the payment of this interest will be passed through this company’s accounts on December 30, 2009,  individually to each stockholder, on the basis of the shares held on December 30, 2009.

São Paulo-SP, December 16, 2009. (signed) Pedro Moreira Salles – Chairman; Roberto Egydio Setubal and Alfredo Egydio Arruda Villela Filho – Vice-Chaimen; Alcides Lopes Tápias, Alfredo Egydio Setubal, Candido Botelho Bracher, Fernando Roberto Moreira Salles, Francisco Eduardo de Almeida Pinto, Gustavo Jorge Laboissiere Loyola, Henri Penchas, Israel Vainboim, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino – Directors.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer